EXHIBIT 99.1
                                                                    ------------



                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of ARC Energy Trust (the "Trust") on Form 40-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John P. Dielwart, President and Chief Executive Officer of ARC Resources Ltd. on behalf of the Trust, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Trust.



By:      "JOHN P. DIELWART"
         -------------------------------------
         John P. Dielwart
         President and Chief Executive Officer


A signed original of this written statement required by Section 906 has been provided to ARC Energy Trust and will be retained by ARC Energy Trust and furnished to the Securities and Exchange Commission upon request.